SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2000.

                                       OR

     / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                        Commission file number 001-10351

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PCS U.S. Employees' Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                     Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S.

Employees' Savings Plan

Financial Statements as of
December 31, 2000 and 1999
and for the Year Ended
December 31, 2000,
Supplemental Schedule as of
December 31, 2000, and
Independent Auditors' Report

PCS U.S. EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

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                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF
    DECEMBER 31, 2000 AND 1999 AND
    FOR THE YEAR ENDED DECEMBER 31, 2000

    Statements of Net Assets Available for Benefits                         2

    Statement of Changes in Net Assets Available for Benefits               3

    Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000

    Schedule H - Part IV-Line 4i - Schedule of Assets Held for
                         Investment Purposes At End of Year                 8


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the PCS U.S. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees' Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 29, 2001

PCS U.S. EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

                                               2000                 1999
                                        -----------------    -----------------

INVESTMENTS, AT FAIR VALUE (Note 3)        $212,750,599         $171,249,663
                                        -----------------    -----------------

NET ASSETS AVAILABLE FOR BENEFITS          $212,750,599         $171,249,663
                                        =================    =================

See notes to financial statements.

PCS U.S. EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

-------------------------------------------------------------------------------------

ADDITIONS

      Contributions
           Participants                                      $10,248,613
           Employer, net                                       4,792,813
                                                           --------------
           Total Contributions                                15,041,426

      Investment Income
           Net depreciation in fair value
             of investments (Note 3)                         (22,066,942)
           Interest and dividends                             15,677,848
           Interest - participant notes receivable               490,758
           Dividends - PCS Common Stock                          143,326
                                                           --------------
            Total Investment Income                           (5,755,010)
                                                           --------------

           TOTAL ADDITIONS                                                        9,286,416

DEDUCTIONS
      Benefits paid                                           35,682,579
      Administrative expenses                                     69,454
                                                           --------------

           TOTAL DEDUCTIONS                                                      35,752,033
                                                                            ---------------


TRANSFERS (TO) FROM OTHER PLANS
             White Springs Agricultural Chemicals Inc.
               Savings & Investment Plan for
                 Collective Bargaining Employees                      13
      MOAB Salt, L.L.C. Employees' Savings Plan (Note 6)      (1,302,349)
      PCS Nitrogen 401(K) Savings Plan  (Note 5)              69,268,889
                                                           --------------
                                                                                 67,966,553

NET ASSETS AVAILABLE FOR BENEFITS:

      BEGINNING OF THE YEAR                                                     171,249,663
                                                                           ----------------

      END OF THE YEAR                                                          $212,750,599
                                                                           ================

See notes to financial statements.

PCS U.S. EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999 AND
FOR THE YEAR ENDED DECEMBER 31, 2000

--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the PCS U.S. Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the "Company") covering all employees of the Company, PCS Phosphate Company, Inc., PCS Sales (USA), Inc., certain employees of White Springs Agricultural Chemicals, Inc. and certain employees of PCS Nitrogen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions - Participants may contribute up to 20 percent of base compensation each year, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company matches 100 percent of the first five percent of base compensation that participants contribute to the Plan. Contributions are subject to certain limitations as described in the Plan agreement and the Internal Revenue Code.

         Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution, and allocations of plan earnings, and is charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting - Participants are immediately vested in their account balances.

         Investments - Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. Common Stock, eight mutual funds, and one fixed interest fund as investment options for participants. The fixed interest fund is comprised of two insurance investment contracts and a pooled investment stable value fund which invests in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.

         Loans to Participants - Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at two percentage points above the rate for five-year U.S. Treasury Notes. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through monthly payroll deductions.

         Payment of Benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over the participant's estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Amounts allocated to accounts of participants who have elected to withdraw from the plan but have not yet been paid were approximately $-0- and $833,000 at December 31, 2000 and 1999, respectively.

2.       SUMMARY OF ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

         Investment Valuation and Income Recognition - The Plan's investment are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Fixed Interest Fund is valued at the amount of participant and Company contributions plus actual earnings thereon due to its ability to meet participant investment election and participant benefits out of fully benefit responsive investments. Such amount approximates fair value. Participants notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits - Benefits are recorded when paid.

         Expenses - The Plan's administrative expenses are paid by the plan and allocated to participants' accounts.

3.       INVESTMENTS

         The Plan's investments which represent five percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999 are as follows:

                                                         2000         1999
         Fixed Income:
           Fidelity Fixed Interest Fund              $65,823,561  $65,138,242

         Equity:
           Fidelity Growth and Income Fund            39,029,772   34,972,517
           Fidelity Magellan Fund                     25,437,006   27,976,273
           Fidelity Spartan U.S. Equity Index Fund    13,634,141    8,095,574
           Fidelity Aggressive Growth Fund            27,533,889   18,612,811
           Fidelity Puritan Fund                      11,437,222    1,970,943

         During 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $22,066,942:

           Fidelity Growth and Income Fund            (4,246,533)
           Fidelity Magellan Fund                     (3,676,670)
           Fidelity Spartan U.S. Equity Index Fund    (1,151,624)
           Fidelity Aggressive Growth Fund           (15,152,256)
           Fidelity Puritan Fund                          92,989
           Potash Corporation of Saskatchewan Stock    3,541,161
           Fidelity Overseas Fund                     (1,581,036)
           Fidelity Inst Sh-Int Govt Fund                107,027
                                                  ---------------
                                                     (22,066,942)

4.       INVESTMENT CONTRACT WITH INSURANCE COMPANY

         The Fixed Interest Fund is comprised of two investment contracts and a pooled investment stable value fund which invests in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield rates for the years ended December 31, 2000 and 1999 were approximately 6.2% and 6.0%, respectively. The crediting interest rates as of December 31, 2000 and 1999 were approximately 5.8% and 5.6%, respectively.

5.       TRANSFERS FROM OTHER PLANS

         Effective January 1, 2000, certain participants in the PCS Nitrogen 401
         (k) Savings Plan (the "PCS Plan"), sponsored by an affiliated company, became participants in the Plan. During 2000, participant account balances transferred from the PCS Nitrogen Plan were $69,268,889.

6.       TRANSFERS TO OTHER PLANS

         Effective February 22, 2000, participants who were active employees of MOAB Salt, Inc. became participants in the MOAB Salt, L.L.C. Employees' Savings Plan. During 2000, participant account balances transferred to the MOAB Salt, L.L.C. Employees' Savings Plan were $1,302,349.

7.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services were $66,803 for the year ended December 31, 2000.

8.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.       TAX STATUS

         The Plan obtained its latest determination letter dated March 26, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended and restated since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial date. No provision for income taxes has been provided.

                                                            SCHEDULE H - LINE 4i

PCS U.S. EMPLOYEES' SAVINGS PLAN

SCHEDULE H - PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                   Description of Investment,
                                                   Maturity Date,Interest Rate,
 Identity of Issue, Borrower,                      Collateral, and Par or Maturity
 Lessor or Similar Party                            Value Cost                                             Current Value
-----------------------------------------------    -------------------------------------------------     -----------------
Shares of registered investment companies:

*  Fidelity Management Trust Company               Magellan Fund                                             $25,437,006
*  Fidelity Management Trust Company               Growth and Income Fund                                     39,029,772
*  Fidelity Management Trust Company               Overseas Fund                                               4,628,839
*  Fidelity Management Trust Company               Retirement Money Market                                     5,087,724
*  Fidelity Management Trust Company               U.S. Government Income Fund                                 4,121,180
*  Fidelity Management Trust Company               Aggressive Growth Fund                                     27,533,889
*  Fidelity Management Trust Company               Puritan Fund                                               11,437,222
*  Fidelity Management Trust Company               Spartan U.S. Equity Index Fund                             13,634,140
Potash Corporation of Saskatchewan                 Common Stock                                               10,133,393

Fixed Interest Portfolio                           Monumental Life Insurance Company, 6.4%                       169,234
Fixed Interest Portfolio                           Transamerica Occidental, 5.75%                              1,965,325
Fixed Interest Portfolio                           FMTC US Government Reserve                                 63,689,002

* Loans to participants                            Due 2000 through 2020; interest rates ranging
                                                   from 5.00% to 9.75%                                         5,883,873
                                                                                                        -----------------
 Total assets held for investment                                                                            $212,750,599
                                                                                                        =================

* A party-in-interest as defined by ERISA

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           PCS U.S. Employees Savings Plan
                                       -----------------------------------------
                                                    (Name of plan)

Date: June 25, 2001                             /s/ Barbara Jane Irwin
      --------------------------       -----------------------------------------
                                                  Barbara Jane Irwin
                                       President, PCS Administration (USA), Inc.
                                                 (Plan Administrator)

                                  EXHIBIT INDEX

Exhibit Number              Description of Exhibit
------------------------    ----------------------------------------------------

23.1                        Consent of Deloitte & Touche, L.L.P.